                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                        RUTHERFORD--MORAN OIL CORPORATION
                     --------------------------------------
                                (Name of Issuer)


                          COMMON STOCK, $.01 PAR VALUE
                     --------------------------------------
                         (Title of Class of Securities)


                                   783286-10-7
                     --------------------------------------
                                 (CUSIP Number)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                   Page 1 of 6

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CUSIP NO. 783286-10-7                 13 G                    Page 2 of 7 Pages

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
        1     NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                    Patrick R. Rutherford
--------------------------------------------------------------------------------
        2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) []
                                                                     (b) []
--------------------------------------------------------------------------------
        3     SEC USE ONLY
--------------------------------------------------------------------------------


        4     CITIZENSHIP OR PLACE OF ORGANIZATION

                    Texas
--------------------------------------------------------------------------------
    NUMER OF
     SHARES
  BENEFICIALLY             5  SOLE VOTING POWER
     OWNED
    BY EACH                      9,686,007 shares
REPORTING PERSON           -----------------------------------------------------
     WITH                  6  SHARED VOTING POWER
                                 0 shares
                           -----------------------------------------------------
                           7  SOLE DISPOSITIVE POWER

                                 9,686,007 shares
                           -----------------------------------------------------
                           8  SHARED DISPOSITIVE POWER

                                 0 shares
--------------------------------------------------------------------------------

        9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   9,686,007 shares
--------------------------------------------------------------------------------

       10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                     |X|
--------------------------------------------------------------------------------

       11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                   37.84
--------------------------------------------------------------------------------
       12    TYPE OF REPORTING PERSON

                   IN
--------------------------------------------------------------------------------


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CUSIP NO. 783286-10-7                 13 G                    Page 3 of 7 Pages
--------------------------------------------------------------------------------
        1     NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                    PRRTHAI
--------------------------------------------------------------------------------
        2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) []
                                                                     (b) []
--------------------------------------------------------------------------------
        3     SEC USE ONLY
--------------------------------------------------------------------------------


        4     CITIZENSHIP OR PLACE OF ORGANIZATION

                    Delaware
--------------------------------------------------------------------------------
    NUMER OF
     SHARES
  BENEFICIALLY             5  SOLE VOTING POWER
     OWNED
    BY EACH                      3,645,161 shares
REPORTING PERSON           -----------------------------------------------------
     WITH                  6  SHARED VOTING POWER

                                 0 shares
                           -----------------------------------------------------
                           7  SOLE DISPOSITIVE POWER

                                 3,645,161 shares
                           -----------------------------------------------------
                           8  SHARED DISPOSITIVE POWER

                                 0 shares
--------------------------------------------------------------------------------

        9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   3,645,161 shares
--------------------------------------------------------------------------------

       10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                     |X|
--------------------------------------------------------------------------------

       11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                   14.23%
--------------------------------------------------------------------------------
       12    TYPE OF REPORTING PERSON

                   CO
--------------------------------------------------------------------------------


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Item 1(a)         NAME OF ISSUER:

                  Rutherford--Moran Oil Corporation

Item 1(b)         ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  5 Greenway Plaza, Suite 220
                  Houston, Texas  77049

Item 2(a)         NAME OF PERSON FILING:

                  This Schedule is filed on behalf of Patrick R. Rutherford, an individual ("Mr. Rutherford"), and PRRTHAI, Inc., a Delaware corporation ("PRRTHAI").

Item 2(b)         ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                  5 Greenway Plaza, Suite 220
                  Houston, Texas  77049

Item 2(c)         CITIZENSHIP:

                  Moran - Florida
                  PRRTHAI - Delaware corporation

Item 2(d)         TITLE OF CLASS OF SECURITIES:

                  Common Stock, $.01 par value (the "Common Stock")

Item 2(e)         CUSIP NUMBER:

                  783286-10-7

Item 3 IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

                  Not applicable.

Item 4            OWNERSHIP:

                  PRRTHAI directly owns a total of 3,625,488 shares of Rutherford--Moran Oil Corporation common stock, $.01 par value ("Common Stock") and beneficially owns an additional 19,673 shares through a limited partnership for which it serves as the sole general partner PRRTHAI has sole power to vote and dispose of all such shares. Mr. Rutherford is the President and sole stockholder of PRRTHAI and is deemed to beneficially own all shares of Common Stock beneficially owned by PRRTHAI. Mr. Rutherford is deemed to beneficially own 23,000 shares held by the P. R. Rutherford Trust, of which Mr. Rutherford is a trustee. Mr. Rutherford directly owns an additional 6,017,846 shares. Mr. Rutherford has sole power to direct the vote or disposition of all shares that he beneficially owns. Mr. Rutherford's beneficial


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ownership excludes the following shares for which he disclaims beneficial ownership:  (i) 144,587 shares owned by a company controlled by his wife and
(ii) 28,000 shares owned directly by his wife.

Item 5            OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

                  Not applicable.

Item 6            OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON:

                  As the president and sole stockholder of PRRTHAI, Mr. Rutherford has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by PRRTHAI.

Item 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
                  COMPANY:

                  Not applicable.

Item 8            IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

                  Not applicable.

Item 9            NOTICE OF DISSOLUTION OF GROUP:

                  Not applicable.

Item 10           CERTIFICATION:

                  Not applicable.


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                                    SIGNATURE


        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                            2/11/98
                                               --------------------------------
                                                             Date



                                                  /s/ Patrick R. Rutherford
                                               --------------------------------
                                                      Patrick R. Rutherford



                                               PRRTHAI, Inc.


                                               By:  /s/ Patrick R. Rutherford
                                                    ----------------------------
                                                        Patrick R. Rutherford
                                                              President


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